SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                  Commission File Number 0-26238

(Check one)
|_| Form 10-K and Form 10-KSB |_| Form 11-K
|_| Form 20-F |X| Form 10-Q and Form 10-QSB |_| Form N-SAR

         For period ended October 31, 1996

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition  Report on Form 11-K
|_| Transition  Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

         For the transition period ended _______________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________



                                     Part I
                             Registrant Information

                               The Source Company
                            (Full name of registrant)

                             11644 Lilburn Park Road
                     (Address of principal executive office)

                            St. Louis, Missouri 63146
                           (City, State and Zip Code)


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                                     Part II
                             Rule 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

          |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    Part III
                                    Narrative

         The Company is unable to timely file its report on Form 10-QSB for the quarter ended October 31, 1996, because the Company is in the process of reviewing its results of operations for the first two quarters of the fiscal year, as previously reported, and expects to amend the reports on Form 10-QSB filed for such quarters. Such information has not been able to be completed to date without unreasonable effort or expense. The Company expects to complete its financial statements for the quarter ended October 31, 1996 and file its third quarter report on Form 10-QSB not later than December 20, 1996

                                     Part IV
                                Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

              W. Brian Rodgers                        (314) 995-9040
                  (Name)                            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               |X| Yes |_| No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               |X| Yes |_| No


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         The Source  Company  has caused this  notification  to be signed on its behalf by the undersigned thereunto duly authorized.


Date  December 16, 1996          By:   /s/ W. Brian Rodgers

                                       -----------------------------------------
                                       W. Brian Rodgers, Chief Financial Officer







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